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                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20249

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Fluor Daniel GTI, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, Par Value $.001
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   34386C-10-6
            --------------------------------------------------------
                                 (CUSIP Number)

                   Raymond M. Bukaty, Esq., Fluor Corporation
                    3353 Michelson Drive, Irvine, CA  92698
                                  (714) 975-6692
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 10, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filings of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------                                       -----------------
CUSIP No. 34386C-10-6                                       Page 2 of 8 Pages
---------------------                                       -----------------

-----------------------------------------------------------------------------
           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FLUOR CORPORATION
           95-0740960
-----------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                      (a)     [X]
                                                       (b)     [_]
-----------------------------------------------------------------------------
           SEC USE ONLY
3
-----------------------------------------------------------------------------
           SOURCE OF FUNDS*
4
           WC
-----------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5          PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
-----------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
6
           DELAWARE
-----------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER
                7
  SHARES              0
                -------------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER
                8
 OWNED BY             6,168,970
                -------------------------------------------------------------
  EACH                SOLE DISPOSITIVE POWER
                9
REPORTING             0
                -------------------------------------------------------------
 PERSON               SHARED DISPOSITIVE POWER
                10
 WITH                 6,168,970
-----------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       6,168,970
----------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12     SHARES*                                                 [_]
----------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       62.2%
----------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
       CO
----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
---------------------                                       -----------------
CUSIP No. 34386C-10-6                                       Page 3 of 8 Pages
---------------------                                       -----------------

-----------------------------------------------------------------------------
           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FLUOR DANIEL, INC.
           95-2758280
-----------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                      (a)     [X]
                                                       (b)     [_]
-----------------------------------------------------------------------------
           SEC USE ONLY
3
-----------------------------------------------------------------------------
           SOURCE OF FUNDS*
4
           WC, AF
-----------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5          PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
-----------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
6
           CALIFORNIA
-----------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER
                7
  SHARES              0
                -------------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER
                8
 OWNED BY             6,168,970
                -------------------------------------------------------------
  EACH                SOLE DISPOSITIVE POWER
                9
REPORTING             0
                -------------------------------------------------------------
 PERSON               SHARED DISPOSITIVE POWER
                10
 WITH                 6,168,970
-----------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       6,168,970
----------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12     SHARES*                                                 [_]
----------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       62.2%
----------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
       CO
----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
---------------------                                       -----------------
CUSIP No. 34386C-10-6                                       Page 4 of 8 Pages
---------------------                                       -----------------

-----------------------------------------------------------------------------
           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FD ENGINEERS & CONSTRUCTORS, INC.
           95-3361207
-----------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                      (a)     [X]
                                                       (b)     [_]
-----------------------------------------------------------------------------
           SEC USE ONLY
3
-----------------------------------------------------------------------------
           SOURCE OF FUNDS*
4
           WC, AF
-----------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5          PURSUANT TO ITEMS 2(d) or 2(e)                      [_]
-----------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
6
           CALIFORNIA
-----------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER
                7
  SHARES              0
                -------------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER
                8
 OWNED BY             6,168,970
                -------------------------------------------------------------
  EACH                SOLE DISPOSITIVE POWER
                9
REPORTING             0
                -------------------------------------------------------------
 PERSON               SHARED DISPOSITIVE POWER
                10
 WITH                 6,168,970
-----------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       6,168,970
----------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12     SHARES*                                                 [_]
----------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       62.2%
----------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
       CO
----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

       The Schedule 13D, filed May 20, 1996 (the "Schedule 13D") of Fluor Corporation, FD Constructors & Engineers, Inc. and Fluor Daniel, Inc. (collectively, "Fluor"), as amended by Amendment No. 1 thereto filed December 12, 1996, and Amendment No. 2 thereto filed February 19, 1997, is further is amended as follows:

       Item 2 of the Schedule 13D is supplemented in that the investor group consisting of American Express Company and its subsidiary, American Express Financial Corporation has advised Fluor Corporation that such group no longer owns 5% of the outstanding and issued shares of Fluor Corporation. However, a new group consisting of FMR Corp., Edward C. Johnson III, Abigail P. Johnson, Fidelity Management & Research Company and Fidelity Magellan Fund, by letter dated September 10, 1997, notified Fluor Corporation that such group beneficially held 13% of Fluor Corporation's outstanding common stock.

       Item 2 is further modified to reflect changes in the directors and executive officers of Fluor Daniel and Fluor Corporation. In this regard, the names of the current executive officers of Fluor Daniel and their positions in Fluor Daniel are as follows:


                         Fluor Daniel                 Business
Name                       Position                   Address
----                     ------------                 --------

Charles J. Bradley       Director; Vice President     *

Alan L. Boeckmann        Group President              **

J. Michal Conaway        Chief Financial Officer      *

Jake Easton, III         Group President              *

Lawrence N. Fisher       Director, Vice President -   *
                         Law and Secretary

Leslie G. McCraw         Director; Chairman of the    *
                         Board and Chief Executive
                         Officer

Dave L. Myers            Group President              *

Charles R. Oliver, Jr.   Group President              *

T. Jeff Putman           Group President              **

James O. Rollans         Director; Chief              *
                         Administrative Officer

James C. Stein           Director, President and      **
                         Chief Operating Officer

The business address of each such officer having an asterisk (*) opposite his name is Fluor Daniel, Inc., 3353 Michelson Drive, Irvine, California 92698; the business address of those

                               Page 5 of 8 Pages
having a double asterisk (**) opposite their names is Fluor Daniel, Inc., 100 Fluor Daniel Drive, Greenville, South Carolina 29607. The present principal occupation of each of the foregoing officers is fulfilling his duties as an officer of Fluor Daniel, FD Engineers and/or Fluor Corporation, as applicable.

The names of the executive officers and directors of Fluor Corporation, their business addresses, their positions at Fluor Corporation and their principal occupations are as follows:

                                                                                          Principal
Name                              Fluor Position           Business Address               Occupation
----                              --------------------     ----------------               ----------

Dennis W. Benner                  Vice President &         *                               Vice President  &
                                  Chief Information                                        Chief Information
                                  Officer                                                  Officer

Don L. Blankenship                Chairman of the          A.T. Massey Coal Co.            Chairman of the
                                  Board and CEO of         4 North 4th Street              Board and CEO of
                                  A.T. Massey Coal Co.     Richmond, VA  23219             A.T. Massey Coal Co.

Charles J. Bradley                Vice President,          *                               Vice President, Human
                                  Human Resources &                                        Resources & Admin.
                                  Administration

Carroll A. Campbell, Jr.          Director                 American Council of             Business Executive
                                                           Life Insurance
                                                           1001 Pennsylvania Ave, NW
                                                           Washington, D.C. 20004

Lila J. Churney                   Vice President,          *                               Vice President,
                                  Investor Relations                                       Investor Relations

J. Michal Conaway                 Senior Vice President    *                               Senior Vice President
                                  and Chief Financial                                      and Chief Financial
                                  Officer                                                  Officer

Jake Easton, III                  Group President of       *                               Group President of
                                  Fluor Daniel                                             Fluor Daniel

Lawrence N. Fisher                Senior Vice President-   *                               Senior Vice President -
                                  Law and Secretary                                        Law and Secretary

Peter J. Fluor                    Director                 Texas Crude Energy, Inc.        Business Executive
                                                           2803 Buffalo Speedway
                                                           Houston, TX  77098

David P. Gardner                  Director                 The William R. & Flora          Business Executive
                                                           Hewlett Foundation
                                                           525 Middlefield Road
                                                           Suite 200
                                                           Menlo Park, CA 94025

                               Page 6 of 8 Pages


Thomas L. Gossage                 Director                 212 15th Street, N.E.              Business Executive
                                                           Atlanta, GA  30309

William R. Grant                  Director                 Galen Associates                   Business Executive
                                                           610 Fifth Avenue, 5th Fl.
                                                           New York, New York 10020

Bobby R. Inman                    Director                 701 Brazos, Suite 500              Business Executive
                                                           Austin, TX  78701

Robert V. Lindsay                 Director                 Morgan Guaranty Trust              Business Executive
                                                           Company of New York
                                                           23 Wall Street, 30th Fl.
                                                           New York, NY  10260

Vilma S. Martinez                 Director                 Munger, Tolles & Olsen             Attorney
                                                           355 South Grand Ave., 35th Fl.
                                                           Los Angeles, CA 90071

Leslie G. McCraw                  Director; Chairman       **                                 Chairman and Chief
                                  and Chief Executive                                         Executive Officer
                                  Officer

Buck Mickel                       Director                 **                                 Business Executive

Dean R. O'Hare                    Director                 The Chubb Corporation              Business Executive
                                                           15 Mountain View Rd.
                                                           Warren, NJ  07059

Charles R. Oliver, Jr.            Group President of       *                                  Group President of
                                  Fluor Daniel                                                Fluor Daniel

Robin W. Renwick                  Director                 Robert Fleming Holdings, Ltd.      Business Executive
                                                           25 Copthall Avenue
                                                           London EC2R 7DR
                                                           England

James O. Rollans                  Director; Chief          **                                 Chief Administrative
                                  Administrative Officer                                      Officer

Martha R. Seger                   Director                 M.R. Seger & Associates            Business Executive;
                                                           220 Park Avenue, Suite 310         Prof. of Economics
                                                           Birmingham, MI 48009

James C. Stein                    Director; President      **                                 President and Chief
                                  and Chief Operating                                         Operating Officer of
                                  Officer of Fluor Daniel                                     Fluor Daniel

                              Page 7 of 8 Pages

The business address of each such officer having an asterisk (*) opposite his name is Fluor Daniel, Inc., 3353 Michelson Drive, Irvine, California 92698; the business address of those having a double asterisk (**) opposite their names is Fluor Daniel, Inc., 100 Fluor Daniel Drive, Greenville, South Carolina 29607.

No director or executive officer of Fluor Corporation has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order subjecting such person to any injunction against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except for Robin Renwick, who is a citizen of the United Kingdom, all directors and executive officers of Fluor Corporation are citizens of the United States.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1997


Fluor Corporation                         Fluor Daniel, Inc.


By: /s/ Lawrence N. Fisher                By: /s/ Lawrence N. Fisher
    ----------------------------              -----------------------------
    Lawrence N. Fisher, Senior                Lawrence N. Fisher, Vice
    Vice President-Law & Secretary            President-Law & Secretary

                                          FD Engineers & Constructors, Inc.


                                          By: /s/ Lawrence N. Fisher
                                              -----------------------------
                                              Lawrence N. Fisher, Secretary

                               Page 8 of 8 Pages